02031494

CORVAS INTERNATIONAL, INC.

ANNUAL REPORT

2001



NOVEL THERAPEUTICS FOR CARDIOVASCULAR DISEASE AND CANCER

Corvas International, Inc. is focused on the discovery and development of novel therapeutics that address today's largest medical markets, cardiovascular disease and cancer, based on our expertise in vascular biology and protease modulation.

We originally derived our two clinical-stage cardiovascular drug candidates from blood-feeding hookworms as part of a program designed to identify natural compounds with anticoagulant or anti-inflammatory activity. **UK-279,276** (formerly rNIF) is our anti-inflammatory recombinant protein in development by Pfizer Inc for the treatment of reperfusion injury associated with ischemic stroke. **rNAPc2** is our proprietary anticoagulant in clinical development for the treatment of unstable angina or severe chest pain associated with clogged arteries of the heart.

The cancer drug discovery effort at Corvas is driven by our proprietary technology platform that targets serine proteases implicated in supporting tumor growth and progression. We have amassed expertise in drug discovery focused on the serine protease gene family through years of developing small molecule and biologic inhibitors, such as rNAPc2, to members of this family involved in blood coagulation.

Our goal is to become a fully integrated biopharmaceutical company by completing the development and commercialization of our two later-stage cardiovascular product candidates, ultimately with the support of strategic alliances, and through internal growth focused on the advancement of our cancer pipeline. In addition to our own internal drug discovery and development efforts, we are pursuing strategic partnerships and acquisitions of complementary technologies, products or companies that are consistent with our growth objectives.

Mission Statement At Corvas, we strive to apply our expertise from several biopharmaceutical disciplines to discover and develop major, new advancements in the treatment of cardiovascular disease and cancer.

We believe that our work in these areas may produce commercial drugs and that individuals suffering from cardiovascular disease, including stroke, or cancer may benefit from our research. We are pursuing groundbreaking medical discoveries through our commitments to:

- Developing commercial drugs that will improve treatment options and outcomes for both patients and their healthcare providers
- Demanding the highest standards of ethics, integrity and professionalism of each other
- Encouraging innovative scientific discovery and seeking new applications for our existing technologies and drug compounds
- Building a collaborative, high-performing and intellectually-stimulating work environment
- Managing our resources prudently in order to sustain momentum and provide outstanding stewardship for our stockholders

Product Pipeline – KEY DEVELOPMENT PROGRAMS



RESEARCH
PRECLINICAL
PHASE I
PHASE II
PHASE III
UK-279,276 (rNIF)
INJECTABLE ANTI-INFLAMMATORY
(PARTNERED WITH PFIZER INC)
STROKE
rNAPc2
INJECTABLE ANTICOAGULANT
UNSTABLE ANGINA
Membrane-bound Serine Protease Inhibitors
SMALL MOLECULES, MONOCLONAL ANTIBODIES
CANCER
Urokinase (u-PA) Inhibitors
SMALL MOLECULES, MONOCLONAL ANTIBODIES
CANCER
Protease Activated Cancer Therapy
PRODRUGS
CANCER

Improving life through biotechnology. In 2001, a year that changed us all forever, this simple doctrine remained our constant. The belief that we are creating new, better and safer drugs to profoundly benefit human lives continues to drive us each day at Corvas. Following an unprecedented year of success in 2000, we focused this past year on those activities that build long-term value for the company.

A significant clinical event was achieved in November when Pfizer Inc, our strategic partner for the development of UK-279,276 (formerly rNIF), completed the enrollment of a Phase IIb trial in stroke patients. We all know someone who has suffered a stroke, and we know how debilitating stroke can be. Because stoke is a leading cause of long-term disability, many more family, friends and healthcare workers who provide care and support for these patients are affected by this disease.

We hope the results of Pfizer's trial will show that UK-279,276 is effective in improving a stroke patient's mental and physical functions, such as speech and movement, as well as confirm the safety profile of UK-279,276 established in previous clinical trials. As there are currently no approved drugs for the treatment of reperfusion injury associated with an ischemic stroke, UK-279,276 could be the first treatment for this debilitating condition. If approved, we believe that UK-279,276 has the potential to address a large underserved stroke market, approximately 600,000 patients each year in the United States alone.

In October, we announced plans to initiate a Phase IIb trial in unstable angina patients with our potent anticoagulant rNAPc2 in the second half of 2002. Unstable angina and a related form of heart attack account for over 1.4 million hospitalizations a year in the United States alone. We believe unstable angina presents a large opportunity for rNAPc2 based on a strong medical need for more effective anticoagulants to support aspirin and heparin, the historical standard of care.

These plans are supported by the results of our Phase IIa safety trial of rNAPc2 in patients undergoing elective angioplasty, a procedure often used to treat people with unstable angina. At the American Society of Hematology meeting in December 2001, we reported that rNAPc2 appears to be safe and well tolerated in this patient group and that a treatment regimen including rNAPc2 may prove to be more effective in unstable angina patients by preventing the formation of thrombin, a key serine protease involved in the process of blood clotting.

During 2001, we continued to strengthen our intellectual property position in the emerging field of targeting serine proteases for the treatment of solid tumor cancers. We successfully executed a research and exclusive license agreement with Georgetown University covering its intellectual property for matriptase, a novel serine protease cancer target that has been implicated in both breast and prostate cancer. We believe the combination of our intellectual property related to matriptase with that of Georgetown's will provide us with a dominant position for this potentially important cancer target.

We also continued to demonstrate our scientific leadership in the field with our presentation of the three-dimensional structure of matriptase – the first ever structure of a cancer-related membrane-bound serine protease – at the American Chemical Society meeting in August. We believe this structural insight will help us design drugs not only for matriptase, but also for related cancer targets across the serine protease gene family. These accomplishments are a testament to our world-class team of scientists, who are dedicated to drug discovery around the serine protease gene family as a new approach to solid tumor therapy. Based on this approach, we are currently evaluating multiple compounds for anti-tumor activity in models of breast and prostate cancer.

We welcomed the addition of a key senior management executive, Stephen F. Keane as Vice President of Corporate Development, and have begun to secure collaborations with partners to further advance our cancer platform. In August, we obtained a subscription to Incyte Genomics' LifeSeq® Gold database, both as a guide to help prioritize our targets, and for access to important intellectual property. Our collaboration with Dyax Corp., announced in September, will enable us to pursue the development of antibody and peptide therapeutics as a complementary approach to our resident expertise in the design and development of small molecule inhibitors.

We believe such a multi-pronged approach will help to diversify our risks, minimize our costs and hasten our progress as we continue to advance our pipeline of promising cancer therapeutics into the clinic. We will also continue to file additional patent applications on selected target protease genes, small molecule inhibitors and other agents related to the serine protease gene family that we discover or develop.

I believe that our successes in 2001 combined with year-end cash of over $112 million have positioned us well for 2002. We expect to roll out multiple clinical events with our cardiovascular program and maintain our intense focus on moving our cancer pipeline toward the clinic. By mid-year, we expect to announce the results of the stroke trial conducted by Pfizer. Our 2002 goals are to initiate a Phase IIb trial in unstable angina patients with rNAPc2 in the second half of the year and to identify a clinical development candidate from our cancer programs. I look forward to the year ahead, which I believe could be significant for Corvas, as we continue to work on building value for our stockholders.



Randall E. Woods

2001 highlights

STROKE PHASE II PROGRESS

Pfizer completed the enrollment of its Phase IIb trial of UK-279,276 in stroke patients

rNAPc2 PHASE II PROGRESS IN ACUTE CORONARY SYNDROMES

We reported positive safety data from a Phase IIa trial of rNAPc2 in elective angioplasty patients, supporting plans to initiate studies in unstable angina patients

CONTINUED LEADERSHIP IN SERINE PROTEASE CANCER RESEARCH

We reported the three-dimensional structure of matriptase – the first ever structural insight into an emerging class of membrane-bound serine proteases

STRATEGIC ALLIANCES ADVANCE CANCER PROGRAMS

We formed a collaboration with Dyax Corp. to jointly develop monoclonal antibodies and peptides as new cancer therapeutics targeting two of our serine proteases

We successfully executed a research and exclusive license agreement with Georgetown University related to matriptase, a novel serine protease cancer target implicated in breast and prostate cancer

We obtained a subscription to Incyte Genomics' database for access to important intellectual property as well as gene expression data to help prioritize multiple serine protease cancer targets



1995

Corvas reports discovery of a novel class of small protein anticoagulant agents called NAPs from hookworms



1997

Corvas licenses potent anti-inflammatory agent rNIF (now UK-279,276) to Pfizer



1999

Corvas begins Phase II clinical testing of rNAPc2 anticoagulant in elective angioplasty patients



2000

Pfizer reports Phase IIa safety results for stroke drug UK-279,276; Phase IIb efficacy trial begins

PRODUCT rNAPc2

DRUG TYPE Injectable Anticoagulant

STATUS Phase IIb

cardiovascular

1.4 million hospitalizations a year in the U.S.



CLINICAL DEVELOPMENTS:

People with unstable angina experience severe chest pain, even at rest, often as the result of a blood clot in one or more of the blood vessels of the heart. Even with current standard therapy, approximately 8-15% of unstable angina patients go on to suffer a heart attack or die within one month of admission to the hospital.

rNAPc2 is the most advanced injectable anticoagulant in clinical testing that blocks Factor VIIa/Tissue Factor, the biochemical trigger to the formation of a blood clot.

We believe that rNAPc2's novel mechanism of action may provide significant clinical benefit, and its low-dosing requirements may provide significant economic advantages, over less effective treatment regimens.

As a prelude to studies in unstable angina patients, we completed a Phase IIa trial of rNAPc2 in people who elected to undergo coronary angioplasty, a medical intervention that many patients with unstable angina eventually receive. Based on the safety of rNAPc2 in this study, which we reported at the meeting of the American Society of Hematology in December 2001, we plan to initiate a Phase IIb clinical study in unstable angina patients in the second half of 2002.

CLINICAL DEVELOPMENTS:

Stroke is the third leading cause of death in the United States as well as a leading cause of serious, long-term disability. Over 600,000 individuals suffer a stroke each year in the United States. Greater than 80% are ischemic strokes that occur when a clot blocks the flow of blood to certain areas of the brain causing oxygen deprivation or ischemia, which causes cell death. The return of blood flow to the affected area of the brain is called reperfusion, which often triggers an acute inflammatory response believed to cause a significant portion of stroke-related brain injury.

UK-279,276, formerly known as recombinant neutrophil inhibitory factor (rNIF), is a novel anti-inflammatory agent discovered by scientists at Corvas and currently in development by Pfizer Inc for the prevention of reperfusion injury associated with ischemic stroke. We believe UK-279,276 may protect brain tissue from reperfusion injury by preventing the migration of neutrophils, a type of white blood cell important in inflammation, to ischemic areas of the brain.

A significant clinical event occured in November of 2001 when Pfizer completed the enrollment of a Phase IIb trial in stroke patients. This trial was designed to determine if treatment with UK-279,276 is safe and shows improvement in neurological function. Results of this trial are expected in the middle of 2002.


accounting for over $45 billion in total healthcare costs.

stroke

PRODUCT	UK-279,276 (Previously rNIF)
DRUG TYPE	Anti-Inflammatory Agent
PARTNER	Pfizer Inc
STATUS	Phase IIb

SCIENTIFIC DEVELOPMENTS:

Proteases are enzymes that regulate a variety of normal biological and disease processes. They have proven to be excellent drug targets, and there are already a number of highly successful drugs on the market that modulate protease activity, such as HIV protease and ACE inhibitors. Serine proteases, the largest class of human proteases, have recently been implicated in supporting the growth and progression of several types of solid tumor cancers, which account for over 1.1 million new cases of cancer each year in the United States alone.

Corvas is pioneering a promising new approach to solid tumor therapy by leveraging our resident expertise in developing small molecule and biologic drug candidates, such as rNAPc2, which inhibit key serine proteases involved in the process of blood clotting.

We have established core capabilities in protease inhibition by combining a strong emphasis on combinatorial and medicinal chemistry complemented by a fundamental understanding of serine protease structure and biological function.

Our leadership in this field is exemplified by Corvas solving the three-dimensional structure of matriptase, a serine protease implicated in breast and prostate cancer (pictured at right). This is the first structure ever obtained for an emerging class of cancer-associated membrane-bound serine proteases and was reported by Corvas scientists for the first time in August 2001 at the annual meeting of the American Chemical Society. We believe such structural insight will help us design drugs not only targeting matriptase, but also for related cancer targets across the serine protease gene family. A goal for 2002 in our cancer program is to select one of our serine protease targeted compounds as a drug candidate for clinical development.

proteases


untapped source of targets for cancer drug discovery.

Solid tumor cancers, such as breast and prostate cancer, account for over



PRODUCT Serine Protease Modulators

DRUG TYPE Small Molecules, Antibodies, Peptides, Prodrugs

STATUS Preclinical

BUSINESS DEVELOPMENTS:

Serine proteases offer a potentially large and untapped source of targets for the development of new cancer therapeutics. Our internal efforts have already yielded multiple drug candidates currently under evaluation in animal models of breast and prostate cancer. We also believe that strategic alliances and potential acquisitions will be key drivers of our future growth in cancer therapeutics.

We have focused initially on forming alliances that we believe will strengthen and broaden our cancer technology platform and expand our intellectual property position for the serine protease gene family. During 2001, we formed three such alliances with Incyte Genomics, Georgetown University and Dyax Corp. to help advance our cancer programs from the research stage into clinical development.

Access to Incyte's genomic database may help us broaden our therapeutic focus beyond breast and prostate cancer and provides us with important non-exclusive intellectual property rights related to multiple serine protease cancer targets. We have also obtained an exclusive license to Georgetown University's intellectual property for matriptase. We believe the licensed products together with our internally developed intellectual property will provide us with a dominant position for this potentially important cancer protease target that has been implicated in breast and prostate cancer.

While our resident expertise lies in the design of small molecules that modulate serine protease activity, we are also pursuing parallel therapeutic approaches. Dyax Corp. is our first collaboration to focus on the development of monoclonal antibody and peptide inhibitors for two of our serine protease targets. Monoclonal antibodies have come of age in the cancer arena as therapies that target tumor cells for destruction, sparing the healthy tissue. We believe that our joint effort with Dyax, and potential similar collaborations in the future, will help minimize our development risks in identifying the most promising serine protease cancer targets and leading drug candidates.

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations
22 Balance Sheets
23 Statements of Operations
24 Statements of Stockholders' Equity
26 Statements of Cash Flows
27 Notes to Financial Statements
38 Report of KPMG LLP, Independent Auditors

contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. These statements relate to future events including, but not limited to, future clinical trials, product development or financial performance. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," and similar words or the negative of these words, although some forward-looking statements are expressed differently. Our actual results may differ materially from what is discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in our Annual Report on Form 10-K under the heading "Risk Factors."

The terms "Corvas," "we," "us" and "our" refer to Corvas International, Inc.

Overview

We are a biopharmaceutical company focused on the discovery and development of novel drugs for the treatment of cardiovascular disease and cancer. Our partner Pfizer has completed patient enrollment in a Phase IIb clinical trial of our lead product candidate, a recombinant protein known as UK-279,276, formerly rNIF. Results from this efficacy study of UK-279,276 for the treatment of reperfusion injury associated with ischemic stroke, conducted by Pfizer, are expected to be available in mid-2002. We are currently developing our second lead product candidate, a novel proprietary injectable anticoagulant known as rNAPc2, for the treatment of acute coronary syndromes, which include unstable angina. In anticipation of studies in unstable angina, we have completed a Phase IIa safety study in patients undergoing elective coronary angioplasty. By coupling our established expertise in medicinal and combinatorial chemistry with a genomics-driven approach, we are also working to develop drugs outside the cardiovascular arena, specifically on building our cancer research and development program. This program is focused on exploiting novel and known serine proteases, which constitute the largest gene family of proteases in the human genome. Our goal is to develop therapeutic drugs that slow or eradicate the growth and progression of solid tumors.

We currently have no products for sale and are focused on research and development and clinical trial activities. We have not been profitable on an annual basis since inception and we anticipate that we will incur substantial additional operating losses over the next several years as we progress in our cardiovascular and cancer programs. To date, we have funded our operations primarily through the sale of equity and debt securities, payments received from collaborators and interest income. At December 31, 2001, we had an accumulated deficit of $125.0 million. Although we expect that our sources of revenue, if any, for the next several years will continue to primarily consist of payments under collaborative agreements and interest income, we currently have no collaborative agreements that include ongoing funding of our research and development and we may not recognize any future revenues under our existing collaborative agreements. We may not enter into any additional collaborative agreements and may not recognize any revenue pursuant to collaborative agreements in the future. Since none of our product candidates has yet advanced beyond Phase II clinical trials, the process of developing our product candidates will require significant additional research and development, preclinical and clinical testing, and regulatory approvals prior to commercialization of a product candidate. Pending appropriate regulatory approvals, we intend to initiate a Phase IIb clinical study of rNAPc2 in unstable angina patients in the second half of 2002. We also plan to continue to build our cancer programs. Accordingly, we anticipate that our research and development expenses for clinical trial activities, as well as preclinical research and development, will continue to increase in 2002 and beyond. Together with modest growth in our general and administrative expenses, we expect to incur substantial operating losses for the foreseeable future. In addition, we continue to pursue and evaluate various possible strategic transactions, including in-licensing or acquiring complementary products, technologies or companies, and we expect to continue to do so in the future. If we in-license or acquire products, technologies or companies, we expect that our operating expenses would increase as a result.

Results of Operations

Revenues. Our total operating revenues in 2001 decreased to $312,000 from $6.1 million in 2000 and $6.3 million in 1999. We recorded no revenues from collaborative agreements in 2001, compared to $3.3 million in 2000 and $6.1 million in 1999. Revenues in 2000 included $3.0 million related to our agreement with Schering-Plough for the discovery and commercialization of an oral anticoagulant for chronic thrombosis and $263,000 related to our agreement with Schering-Plough for the design and development of an oral inhibitor of a key protease associated with hepatitis C virus replication. A $2.5 million license fee received from Schering-Plough for the hepatitis C inhibitor program was also recognized in 2000. Revenues from royalties of $117,000, $167,000 and $190,000 were recognized in 2001, 2000 and 1999, respectively, associated with license agreements with two Johnson & Johnson subsidiaries for sales of recombinant tissue factor. Research grant revenues of $195,000, $198,000 and $14,000 were recognized in 2001, 2000 and 1999, respectively, in connection with malaria research.

Revenues from collaborative agreements in 1999 included (i) $4.0 million related to our oral anticoagulant agreement with Schering-Plough, (ii) $1.6 million related to our hepatitis C agreement with Schering-Plough, (iii) $400,000 related to the now-terminated research and development agreement with Vascular Genomics Inc., or VGI, and (iv) $113,000 related to our license and development agreement with Pfizer to collaborate on the development of UK-279,276.

Research and Development Expenses. Research and development expenses, which accounted for 82% of our total costs and expenses in 2001, 79% in 2000 and 73% in 1999, increased to $24.0 million in 2001 from $14.9 million in 2000. This $9.1 million increase was primarily attributable to non-recurring manufacturing costs for further clinical development of rNAPc2. Other factors contributing to this increase were growth in the number of scientists dedicated to our preclinical cancer programs, as well as licensing and patent activities associated with these programs.

Pending appropriate regulatory approvals, we expect to initiate a double-blinded, placebo-controlled Phase IIb clinical trial of rNAPc2 for the treatment of unstable angina in the second half of 2002. We are working with The Thrombolysis in Myocardial Infarction, or TIMI, Group to design and conduct this trial and are in the process of entering into a full clinical trial agreement with them. In addition, we expect our research and development expenses will also increase as we continue to expand our cancer programs. Patent and licensing expenses, as well as increased personnel costs due to headcount growth in 2001 are expected to be the primary factors contributing to the growth in cancer-related expenses. As a result of these projected costs, we expect our 2002 research and development expenses to increase by more than 30% over our 2001 levels.

Research and development expenses in 2000 increased to $14.9 million from $14.7 million in 1999. This $259,000 increase was primarily due to increased rNAPc2 development costs.

General and Administrative Expenses. General and administrative expenses increased to $5.1 million in 2001 from $4.1 million in 2000. This $1.0 million increase was primarily attributable to increased facility costs as a result of additional square footage leased in July 2000 and, to a lesser degree, to costs associated with hiring a new executive in March 2001. We expect our general and administrative expenses in 2002 to increase modestly over the 2001 levels. General and administrative expenses in 2000 decreased by $1.2 million over the $5.3 million recorded in 1999. This decrease was primarily attributable to settlement costs associated with the termination of the VGI program in 1999.

Net Other Income. Net other income was $5.4 million in 2001, $2.2 million in 2000 and $680,000 in 1999. The largest component each year has been interest income, which has increased in each of the last three years due to higher cash balances available for investment. In each of these years, interest income was partially offset by interest expense of $797,000, $762,000 and $221,000 in 2001, 2000 and 1999, respectively, attributable to the convertible notes. As a result of significantly lower prevailing interest rates, we expect interest income earned in 2002 to be substantially lower than the 2001 income.

Liquidity and Capital Resources

Since inception, our operations have been financed primarily through public offerings and private placements of our debt and equity securities, payments received through our collaborative agreements, and interest income earned on cash and investment balances. Our principal sources of liquidity are cash and cash equivalents, time deposits and long- and short-term held to maturity debt securities, which, net of $303,000 in restricted time deposits, totaled $112.0 million as of December 31, 2001. Working capital, which is our current assets less our current liabilities, was $76.6 million at December 31, 2001. We invest available cash in accordance with an investment policy set by our board of directors, which has established objectives of preserving principal, maintaining adequate liquidity and maximizing income. Our policy provides guidelines concerning the quality, term and liquidity of investments. We presently invest our excess cash primarily in debt instruments of corporations with strong credit ratings and government-backed debt obligations.

During the year ended December 31, 2001, net cash of $21.4 million was used in operating activities and net cash of $10.8 million was provided by investing activities. Net cash of $758,000 was provided by financing activities in 2001, the majority of which was attributable to stock option exercises and the purchase of common stock through our employee stock purchase plan.

In November 2000, we raised net proceeds of $107.4 million in a public offering of our common stock. In August and October of 1999 we issued and sold, in two private financings, a total of 2,000,000 shares of our common stock for $2.50 per share and 5.5% convertible senior subordinated notes due in August 2006, or the convertible notes, in an aggregate principal amount of $10.0 million. Net proceeds of $14.8 million were raised in these financings. At the option of the note holder, the principal balance of both notes is convertible into shares of our common stock at $3.25 per share, subject to certain adjustments. Interest on the outstanding principal amounts of these convertible notes accretes at 5.5% per annum, compounded semi-annually, with interest payable upon redemption or conversion. Upon maturity, these notes will have an accreted value of $14.6 million. At our option, the accreted interest portion of both notes may be paid in cash or in our common stock priced at the then-current market price. We have agreed to pay any applicable withholding taxes on behalf of the note holder that may be incurred in connection with the accreted interest, which are estimated and accrued at 30% of the annual accretion. We may redeem the convertible notes any time after August 18, 2002 upon payment of the outstanding principal and accreted interest.

In April 1997, we entered into an exclusive license and development agreement with Pfizer to collaborate on the development of UK-279,276, an anti-inflammatory agent with therapeutic potential for stroke and other indications. Pfizer received an exclusive worldwide license to further develop, commercialize and market UK-279,276 as a therapeutic agent, and funded our internal research and development over a two-year period that ended in March 1999. Pfizer is responsible for funding all further development of UK-279,276, if any. To date, we have received $4.4 million from Pfizer under this agreement, our last payment being received in March 1999. We are entitled to receive milestone payments based on clinical trial progress, submissions for specified regulatory approvals and commercialization events, and we may receive up to an additional $27.0 million under this agreement if all future milestones are achieved. In order for all $27.0 million in remaining milestones to be earned, UK-279,276 must be approved for commercial sale in multiple countries, including in the United States. However, we may not receive any additional payments or future milestones under this agreement. If Pfizer commercializes a product candidate covered by this agreement, we will also be entitled to receive royalties on product sales.

In July 2001, we entered into an agreement with Incyte Genomics, Inc. for a multi-year subscription to Incyte's LifeSeq® Gold database that we are using in our cancer research and development programs focused on serine proteases. The LifeSeq Gold database provides researchers with a view of the entire human genome by integrating proprietary expressed sequence tag and full-length gene sequence information, mapping data and public genomic sequence information. We have non-exclusive rights to Incyte's full-length gene program in addition to sequence-verified cDNA clones, or copies of genes to facilitate the identification and validation of new drug targets in the serine protease gene family. Our agreement requires us to pay an annual subscription fee and, in the event that any products based on the information acquired from this database are developed and commercialized, we would also be required to make milestone and royalty payments.

In September 2001, we entered into a collaboration agreement with Dyax Corp. to discover, develop and commercialize novel cancer therapeutics focused on serine protease inhibitors for two targets that we isolated and characterized. Under the terms of this agreement, both companies will assume joint development of any product candidates that may be identified and will share commercialization rights and profits from any marketed products.

Over the next several years, we expect additional operating losses and negative cash flows from operations. We currently expect our burn rate for 2002 to be in the high $20 million range. Our current estimate assumes that we recognize revenue upon receipt of a milestone payment from Pfizer, that we commence our Phase IIb unstable angina trial in the second half of 2002, and that we continue to file patent applications and pursue additional licenses in connection with our cancer programs. If we are unable to recognize the expected revenue from the anticipated milestone payment from Pfizer, our projected 2002 revenues and cash burn will be materially impacted. Based on our current estimates, we believe that our available cash and investments should be sufficient to satisfy our anticipated funding requirements for more than the next two years.

Our material external commitments for the next two years, based on contractual obligations and/or budget estimates, are as follows:

PAYMENTS DUE/ESTIMATED BY YEAR (IN THOUSANDS)	2002	2003
COMMITMENTS		
Operating lease	$ 1,299	$ 1,345
Capital expenditures[1]	1,886	1,500
Committed research and development[2]	9,995	13,188
Withholding on accreted interest[3]	519	—
	$ 13,699	$ 16,033

Our current estimate of our future burn rate and capital requirements may change for many reasons, including, but not limited to:

- whether and when we begin our planned double-blinded, placebo-controlled, dose-ranging Phase IIb clinical study of rNAPc2 in patients with unstable angina;
- the rate of patient recruitment in our planned Phase IIb clinical study of rNAPc2 in patients with unstable angina;
- the timing and magnitude of expenses incurred to further develop rNAPc2;
- the costs and timing of regulatory approvals related to rNAPc2;
- the progress on, and scope of, our cancer programs and other internally-funded research and development;
- Pfizer's success in the further development of UK-279,276, and whether we receive a milestone payment in 2002 from Pfizer;
- our success in entering into future collaborative agreements, if any;
- the costs of, and our success in, acquiring and integrating complementary products, technologies or companies, if any;
- competing technological and market developments;
- the costs we incur in obtaining and enforcing patent and other proprietary rights; and
- the costs we incur in defending against potential infringement of the patents of others or in obtaining a license to operate under such patents.

Our expected cash requirements may vary materially from those now anticipated. We may not receive any additional amounts under our existing agreement with Pfizer or under any future agreements, and we may not be successful in raising additional capital through strategic or other financings or through collaborative relationships. Our ability to raise additional funds through the sale of securities depends in part on investors' perceptions of the biotechnology industry, in general, and of Corvas, in particular. Market prices for securities of biotechnology companies, including Corvas, have historically been highly volatile and may continue to be volatile in the future. Accordingly, additional funding may not be available on acceptable terms or at all. If additional funds are raised by issuing securities, our stockholders will experience dilution, which

1 Includes costs estimated in our 2002 budget and 2003 projection. These estimates may change for many reasons including, but not limited to, the reasons listed above.

2 Includes both contractually-committed items and costs estimated in our 2002 budget and 2003 projection for rNAPc2 and for our cancer programs. These future estimates may change for many reasons including, but not limited to, the reasons listed above.

3 Interest on the outstanding principal amounts of our convertible notes accretes at 5.5% per annum, compounded semi-annually, with interest payable upon redemption or conversion. Assumes the convertible notes are called when first redeemable in August 2002.

may be substantial. If we are not able to raise adequate funds in the future, we may be required to significantly delay, scale back or discontinue one or more of our drug discovery programs, clinical trials or other aspects of our operations.

Our net operating loss carryforwards available to offset future taxable income at December 31, 2001 were approximately $122.0 million for federal income tax reporting purposes, and begin to expire in 2002. The net operating loss carryforwards for state purposes, which expire five to ten years after generation, are approximately $67.0 million. We also had unused research and development tax credits for federal income tax reporting purposes of $5.8 million at December 31, 2001. In accordance with Internal Revenue Code Section 382, the annual utilization of net operating loss carryforwards and credits existing prior to a change in control may be limited.

Critical Accounting Policies

Our significant accounting policies, which have been consistently applied in all material respects, are more fully described in Note 2 to our Notes to Financial Statements. Certain of our accounting policies require the application of judgment and estimates by management, which may be affected by different assumptions and conditions. These estimates are typically based on historical experience, terms of existing contracts, trends in the industry and information available from other outside sources, as appropriate. We believe the estimates and judgments associated with our reported amounts are appropriate in the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

We consider our critical accounting policy to be revenue recognition. As stated in Note 2 of our Notes to Financial Statements, we apply Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which reflects the SEC's views on revenue recognition. We recognize revenue from collaborative agreements as the related research and development activities are performed under the terms of our agreements; any advance payments received in excess of amounts earned are classified as deferred revenue. Non-refundable license fees are recognized when we receive such payments, absent any continuing involvement. We recognize milestone payments as revenue upon achievement of the milestones specified in our various collaborative agreements. We recognize research grant revenue as the related research is performed under the terms of the grant.

Impact of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

We are required to adopt the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. We do not expect the adoption of SFAS 141 and SFAS 142 to have a material effect on our financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. We are required to adopt the provisions of SFAS 143 during the quarter ending March 31, 2003. We do not expect the adoption of SFAS 143 to have a material effect on our financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. While SFAS 144 supersedes SFAS 121, it retains many of the fundamental provisions of SFAS 121, including the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. SFAS 144 also supercedes the accounting and reporting provisions of Accounting Principles Board Opinion (APB) No. 30, and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and is not expected to have a material effect on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In accordance with our investment policy, we do not invest in derivative financial instruments or any other market risk sensitive instruments. Our available cash is invested in high quality, fixed income investments that we intend to hold to maturity. See Note 2 of the Notes to Financial Statements for information about these financial instruments. We believe that our interest rate market risk is limited, and that we are not exposed to significant changes in fair value because our investments are held to maturity and are primarily short-term in nature. The fair value of each investment approximates its amortized cost.

For purposes of measuring interest rate sensitivity, we have assumed that the similar nature of our investments allow us to aggregate the value of all of our investments. As of December 31, 2001, the carrying amount of all of our held to maturity investments is $107.7 million, and our investments have a weighted-average interest rate of 3.8%.

Considering our investment balances as of December 31, 2001, rates of return and the fixed rate nature of the convertible notes that were issued in the second half of 1999, an immediate 10% change in interest rates would not have a material impact on our financial condition or results of operations.

Since the $10.0 million aggregate principal of the convertible notes that we issued is convertible into common stock at $3.25 per share at the option of the holder, there is underlying market risk related to an increase in our stock price or an increase in interest rates that may make conversion of these notes into common stock beneficial to the holder. Conversion of these convertible notes will have a dilutive effect on our common stock.

BALANCE SHEETS

(in thousands, except share and per share data)

DECEMBER 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,332	$ 14,153
Short-term debt securities held to maturity and time deposits, partially restricted (notes 2 and 7)	72,359	109,089
Receivables	1,865	1,526
Note receivable from related party (note 10)	250	278
Other current assets	382	502
Total current assets	79,188	125,548
Debt issuance costs	89	108
Long-term debt securities held to maturity	35,608	12,343
Property and equipment, net (note 3)	2,118	1,023
	$ 117,003	$ 139,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 925	$ 1,082
Accrued liabilities	1,123	1,663
Accrued leave	546	256
Total current liabilities	2,594	3,001
Convertible notes payable (note 4)	11,736	10,958
Deferred rent	216	130
Stockholders' equity (notes 5 and 8):		
Common stock, $0.001 par value, 75,000,000 shares authorized; issued and outstanding 27,499,000 shares in 2001 and 27,352,000 shares in 2000	27	27
Additional paid-in capital	227,430	226,465
Accumulated deficit	(125,000)	(101,559)
Total stockholders' equity	102,457	124,933
Commitments and contingencies (note 7)		
	$ 117,003	$ 139,022

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

YEARS ENDED DECEMBER 31,	2001	2000	1999
REVENUES:			
Revenue from collaborative agreements (note 8)	$ —	$ 3,263	$ 6,088
License fees and milestones (note 8)	—	2,500	—
Royalties (note 8)	117	167	190
Research grants (note 11)	195	198	14
Total revenues	312	6,128	6,292
COSTS AND EXPENSES:			
Research and development (notes 8 and 11)	24,020	14,928	14,669
General and administrative (note 8)	5,123	4,068	5,320
Total costs and expenses	29,143	18,996	19,989
Loss from operations	(28,831)	(12,868)	(13,697)
OTHER INCOME (EXPENSE):			
Interest income	6,187	2,941	901
Interest expense (note 4)	(797)	(762)	(221)
	5,390	2,179	680
Net loss and other comprehensive loss	$ (23,441)	$ (10,689)	$ (13,017)
Basic and diluted net loss per share	$ (0.85)	$ (0.49)	$ (0.82)
Shares used in calculation of basic and diluted net loss per share	27,426	21,801	15,842

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

FOR THE THREE YEARS ENDED DECEMBER 31, 2001	SERIES A CONVERTIBLE PREFERRED STOCK	
	SHARES	AMOUNT
BALANCE AS OF DECEMBER 31, 1998	1,000	$ 1
Common stock issued for cash, net of issuance costs	—	—
Common stock issued upon exercise of stock options	—	—
Common stock issued pursuant to employee stock purchase plan	—	—
Common stock issued pursuant to settlement of contractual option agreement	—	—
Compensation expense recognized pursuant to issuance of stock options for services	—	—
Net loss and other comprehensive loss	—	—
BALANCE AS OF DECEMBER 31, 1999	1,000	1
Common stock issued for cash, net of issuance costs	—	—
Common stock issued upon exercise of stock options	—	—
Common stock issued pursuant to employee stock purchase plan	—	—
Conversion of preferred stock to common stock	(1,000)	(1)
Common stock issued pursuant to exercise of warrants, net of issuance costs	—	—
Compensation expense recognized pursuant to issuance of stock options for services	—	—
Capital contribution	—	—
Net loss and other comprehensive loss	—	—
BALANCE AS OF DECEMBER 31, 2000	—	—
Common stock issued upon exercise of stock options	—	—
Common stock issued pursuant to employee stock purchase plan	—	—
Compensation expense recognized pursuant to issuance of stock options for services	—	—
Capital contribution	—	—
Net loss and other comprehensive loss	—	—
BALANCE AS OF DECEMBER 31, 2001	—	$ —

See accompanying notes to financial statements.

Series B Convertible Preferred Stock		Common Stock				
Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
250	$ —	15,098	$ 15	$ 96,223	$ (77,853)	$ 18,386
—	—	2,000	2	4,865	—	4,867
—	—	135	—	231	—	231
—	—	20	—	72	—	72
—	—	250	—	703	—	703
—	—	—	—	33	—	33
—	—	—	—	—	(13,017)	(13,017)
250	—	17,503	17	102,127	(90,870)	11,275
—	—	5,750	6	107,356	—	107,362
—	—	604	1	2,392	—	2,393
—	—	41	—	119	—	119
(250)	—	1,250	1	—	—	—
—	—	2,204	2	11,851	—	11,853
—	—	—	—	59	—	59
—	—	—	—	2,561	—	2,561
—	—	—	—	—	(10,689)	(10,689)
—	—	27,352	27	226,465	(101,559)	124,933
—	—	115	—	345	—	345
—	—	32	—	188	—	188
—	—	—	—	207	—	207
—	—	—	—	225	—	225
—	—	—	—	—	(23,441)	(23,441)
—	$ —	27,499	$ 27	$ 227,430	$ (125,000)	$ 102,457

STATEMENTS OF CASH FLOWS

(in thousands)

YEARS ENDED DECEMBER 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (23,441)	$ (10,689)	$ (13,017)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	667	486	546
Amortization of premiums and discounts on investments	937	(15)	(725)
Amortization of debt issuance costs	19	19	—
Non-cash interest expense on convertible notes payable	778	743	221
Stock compensation expense	207	59	760
Loss on disposal of property and equipment	—	—	74
Changes in assets and liabilities:			
Increase in receivables	(339)	(1,210)	(65)
(Increase) decrease in other current assets	120	45	(136)
Increase (decrease) in accounts payable, accrued liabilities and accrued leave	(407)	627	848
Increase in deferred rent	86	105	25
Net cash used in operating activities	(21,373)	(9,830)	(11,469)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investments held to maturity and time deposits	(129,415)	(238,848)	(30,812)
Proceeds from maturity of investments held to maturity and time deposits	130,029	127,852	27,903
Proceeds from sale of investments held to maturity	11,914	10,209	—
Purchases of property and equipment	(1,762)	(399)	(246)
Repayment from (loan to) related party	28	—	(125)
Net cash provided by (used in) investing activities	10,794	(101,186)	(3,280)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock	533	121,727	5,146
Net proceeds from issuance of convertible notes payable	—	—	9,873
Capital contribution	225	2,561	—
Net cash provided by financing activities	758	124,288	15,019
Net increase (decrease) in cash and cash equivalents	(9,821)	13,272	270
Cash and cash equivalents at beginning of period	14,153	881	611
Cash and cash equivalents at end of period	$ 4,332	$ 14,153	$ 881
Supplemental disclosure of non-cash financing activity - Conversion of preferred stock to common stock	$ —	$ 1	$ —

See accompanying notes to financial statements.

December 31, 2001 and 2000

1. The Company

Corvas International, Inc. (the "Company") was incorporated on March 27, 1987 under the laws of the State of California. In July 1993, the Company reincorporated in the State of Delaware. The Company is focused on the development of drugs that target serine proteases, the largest human protease gene family, for the treatment of cardiovascular disease and cancer.

2. Summary of Significant Accounting Policies

A. Cash Equivalents: Cash equivalents consist of investments in short-term government funds and a high-quality money market fund with original maturities of three months or less. Cash equivalents are stated at cost, which approximates market value.

B. Debt Securities Held to Maturity and Time Deposits: Short-term debt securities consist of highly liquid debt instruments of corporations with strong credit ratings and U.S. government obligations. The Company has the ability and intent to hold its investments until their maturity and, therefore, records its investments at amortized cost, which approximates market value. Short-term debt securities mature at various dates through December 31, 2002.

Long-term debt securities have a maturity of more than twelve months as of December 31, and consist of highly liquid debt instruments of corporations with strong credit ratings. Long-term debt securities, all of which are held to maturity, are stated at amortized cost. The market value of long-term debt securities was $36.0 million as of December 31, 2001. Long-term debt securities mature at various dates through December 26, 2003.

At both December 31, 2001 and 2000, time deposits of $303,000 were restricted related to the facility lease. See Note 7.

C. Concentration of Credit Risk: Cash, cash equivalents and debt securities are financial instruments that potentially subject the Company to concentration of credit risk. The Company's investment policy establishes guidelines relative to diversification, maturities and minimum acceptable credit ratings to maintain safety and liquidity. As of December 31, 2001, the Company has not experienced any losses on its investments. During the year ended December 31, 2001, certain securities that were no longer in compliance with the Company's investment policy due to downgrading of credit ratings were sold prior to maturity.

D. Depreciation and Amortization: Depreciation is provided using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or estimated useful lives of the assets.

E. Research and Development Costs: Research and development costs are expensed in the period incurred.

F. Patents: Costs to obtain and maintain patents are expensed as incurred.

G. Net Loss per Share: Under Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), basic and diluted net loss per share are required to be presented. Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the period, while diluted net loss per share also includes potential dilutive common shares outstanding. Potential common equivalent shares from convertible securities, stock options and warrants are excluded from the calculation of diluted loss per share since the effect of their inclusion would be anti-dilutive.

As of December 31, 2001 and 2000, 3,237,000 and 2,248,000 options, respectively, were excluded from the calculation of dilutive net loss per share. As of December 31, 1999, options, warrants and convertible preferred stock totaling 5,695,000 shares were excluded from the calculation of dilutive net loss per share. In addition, 3,488,000, 3,303,000 and 3,129,000 shares from the assumed conversion of the 5.5% convertible senior subordinated notes issued in 1999 (see Note 4) were also excluded from this calculation as of December 31, 2001, 2000 and 1999, respectively.

H. Accounting for Stock-Based Compensation: As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to use the intrinsic value-based method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company discloses the pro forma effects of using the fair value-based method to account for its stock-based compensation. See Note 5.

I. Revenue Recognition: The Company applies Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which reflects the SEC's views on revenue recognition. Revenue from collaborative agreements typically consists of non-refundable research and development funding under collaborative agreements with our strategic partners. Revenue from collaborative agreements is recognized as the research and development activities are performed under the terms of the agreements; any advance payments received in excess of amounts earned are classified as deferred revenue. License fees consist of non-refundable fees from the sale of rights under collaborative development and/or license agreements with our strategic partners. Non-refundable license fees are recognized as revenue upon receipt absent any continuing involvement. Product development milestone payments, as specified in our various collaborative agreements, are recognized as revenue upon achievement of the milestones stipulated in the agreement. Research grant revenue is recognized as research is performed under the terms of the grant.

J. Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

K. Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make a number of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from those estimates.

L. Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash and cash equivalents, short-term debt securities held to maturity, time deposits, receivables, other current assets, accounts payable, accrued liabilities and accrued leave, included in the accompanying balance sheets, approximate the estimated fair value of those instruments because of their short-term nature. The carrying values of the long-term debt securities held to maturity approximate fair value due to the nature of these securities. The fair value of the convertible notes payable cannot be determined due to the nature of that specific financing. The carrying value of the note receivable from related party approximates the estimated fair value due to the short-term nature of the note.

M. Impairment of Long-Lived Assets: Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") requires losses from impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances indicate that the carrying amount of an asset may not be recovered.

N. Segment Reporting: Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), establishes reporting standards for a Company's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by management in deciding how to allocate resources. The Company believes that it operates in a single segment, biopharmaceuticals.

3. Property and Equipment

Property and equipment are recorded at cost and are summarized as follows (in thousands).

DECEMBER 31,	2001	2000
Machinery and equipment	$ 5,726	$ 4,373
Furniture and fixtures	161	147
Leasehold improvements	1,047	895
Total property and equipment	6,934	5,415
Less accumulated depreciation	(4,816)	(4,392)
	$ 2,118	$ 1,023

4. Convertible Notes Payable

In August and October of 1999, the Company issued and sold, in two private financings, a total of 2,000,000 shares of its common stock for $2.50 per share and 5.5% convertible senior subordinated notes due in August 2006, in an original principal amount of $10.0 million. Net proceeds of $14.8 million were raised in these financings. At the option of the note holder, the principal balance of both notes is convertible into shares of common stock at $3.25 per share, subject to certain adjustments. Interest on the outstanding principal amounts of these notes accretes at 5.5% per annum, compounded semi-annually, with interest payable upon redemption or conversion. Upon maturity, these notes will have an accreted value of $14.6 million. At the Company's option, the accreted interest portion of both notes may be paid in cash or in common stock priced at the then-current market price. The Company agreed to pay any applicable withholding taxes on behalf of the note holder that may be incurred in connection with the accreted interest, which are estimated and accrued at 30% of the annual accretion. The Company may redeem the notes any time after August 18, 2002 upon payment of the outstanding principal and accreted interest. The maximum number of shares that will be issued upon conversion of these notes is 4,484,000 shares of common stock, which have been reserved for the potential conversion of these notes.

Interest expense of $797,000, $762,000 and $221,000 was recorded for the years ended December 31, 2001, 2000 and 1999, respectively, related to both of the convertible notes.

5. Stockholders' Equity

A. Common Stock: In November 2000, the Company issued and sold 5,750,000 shares of common stock in a public offering, which resulted in net proceeds of $107.4 million.

During the year ended December 31, 2000, the Company issued a total of 2,204,000 shares of common stock pursuant to the exercise of outstanding warrants, which resulted in aggregate net proceeds of $11.9 million.

B. Stock Option Plans: The Company has several plans and agreements under which incentive stock options, non-statutory stock options, restricted stock awards and stock bonus awards can be granted to key personnel, including officers, directors and outside consultants. The grants are authorized by the Human Resources Committee of the Board of Directors. A total of 4,950,000 options to purchase shares of common stock are authorized for issuance as of December 31, 2001, and 996,000 shares of common stock are reserved for future grant.

Stock options generally have a term of 10 years and a price per share equal to the fair market value on the date of grant. Annual grants to outside directors have an exercise price equal to 85% of the fair market value on the date of grant, and certain grants to outside consultants have a term less than 10 years. Most options, except for certain grants to outside consultants, become exercisable over a four-year period beginning one year from the date of grant, vesting 25% at the end of the first year and 6.25% each quarter thereafter. Activity under these plans is as follows:

(IN THOUSANDS, EXCEPT PER SHARE DATA)	NUMBER OF SHARES UNDER OPTION	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE
Outstanding, December 31, 1998	1,943	$ 4.04
Granted	811	$ 2.84
Exercised	(180)	$ 1.99
Cancelled	(340)	$ 3.92
Outstanding, December 31, 1999	2,234	$ 3.79
Granted	739	$ 15.19
Exercised	(604)	$ 3.96
Cancelled	(121)	$ 4.37
Outstanding, December 31, 2000	2,248	$ 7.46
Granted	1,067	$ 7.70
Exercised	(115)	$ 3.01
Cancelled	(48)	$ 8.29
Outstanding, December 31, 2001	3,152	$ 7.69

A summary of stock options outstanding as of December 31, 2001 follows:

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 1.86 - $ 4.38	1,010	6.7 years	$ 3.35	678	$ 3.55
$ 4.50 - $ 7.06	1,178	8.1 years	$ 6.20	389	$ 5.11
$ 7.10 - $ 19.91	964	8.8 years	$ 14.06	182	$ 15.21
	3,152	7.9 years	$ 7.69	1,249	$ 5.74

C. Stock-Based Compensation: The Company accounts for its stock-based plans in accordance with the recognition provisions of APB 25 and related interpretations. Accordingly, stock compensation expense is recorded on the date of grant only when options are granted to outside consultants.

The Company has adopted the disclosure-only provisions of SFAS 123. If the Company had determined compensation cost for its stock-based plans based on the fair value at the grant date under SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below.

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2001	2000	1999
Net loss - As reported	$ (23,441)	$ (10,689)	$ (13,017)
Net loss - Pro forma	$ (29,709)	$ (12,330)	$ (13,975)
Basic and diluted net loss per share - As reported	$ (0.85)	$ (0.49)	$ (0.82)
Basic and diluted net loss per share - Pro forma	$ (1.08)	$ (0.57)	$ (0.88)

The per share weighted-average fair market value of stock options granted during 2001, 2000 and 1999 at exercise prices equal to the fair market value on the date of grant was $7.53, $15.85 and $2.85, respectively, using the Black-Scholes option-pricing model. The per share weighted-average fair market value of stock options granted during 2001, 2000 and 1999 at exercise prices less than the fair market value on the date of grant was $11.24, $8.86 and $2.39, respectively, on the date of grant.

The following weighted-average assumptions were used in calculating compensation cost for stock-based plans under SFAS 123:

	2001	2000	1999
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.29%	5.57%	5.16%
Expected life	7.74 years	7.31 years	7.59 years
Expected volatility	81.67%	81.69%	74.95%

D. Employee Stock Purchase Plan: In December 1991, the Company adopted an employee stock purchase plan (the "ESPP") that provided for the issuance of up to 150,000 shares of common stock. In April 2000, the ESPP was amended to provide for the issuance of up to 350,000 shares of common stock. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code and is for the benefit of qualifying employees, as designated by the Human Resources Committee of the Board of Directors. Under the terms of the ESPP, participating employees are eligible to have a maximum of 10% of their compensation withheld through payroll deductions to purchase shares of common stock at the lower of 85% of the fair market value (i) at the beginning of each offering period or (ii) on predetermined dates. As of December 31, 2001, 194,000 shares of common stock have been issued pursuant to the ESPP.

E. Warrants: During the year ended December 31, 2000, warrants were exercised to purchase a total of 2,204,000 shares of common stock at a weighted-average exercise price of $5.38 per share. As of December 31, 2001 and 2000, no warrants remained outstanding.

F. Stockholder Rights Plan: In September 1997, the Company adopted a stockholder rights plan and declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock ("Common Shares"), effective for stockholders of record as of October 15, 1997 ("Record Date"). The Rights also attach to new Common Shares issued after the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series C Junior Participating Preferred Stock, par value $0.001, at an exercise price of $50 (the "Purchase Price"). The Rights will become exercisable only if a person or group acquires 20% or more of the common stock or announces a tender offer for 20% or more of the common stock in a transaction not approved by the Board of Directors. If the Rights become exercisable, all holders of Rights, except the acquirer of more than 20% of the common stock, will be entitled to acquire for the Purchase Price that number of Common Shares having a market value of two times the Purchase Price of the Right, in lieu of purchasing Series C Junior Participating Preferred Stock. This Right will commence on the date of public announcement that a person has become an Acquiring Person (as defined in the Rights Agreement) or the effective date of a registration statement relating to distribution of the Rights, if later, and terminate 60 days later (subject to certain provisions in the Rights Agreement).

The Rights will expire on September 18, 2007, unless exchanged or redeemed prior to that date. Until a Right is exercised, the holder of these Rights will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

6. Income Taxes

Income tax expense was zero for the years ended December 31, 2001 and 2000, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following.

(IN THOUSANDS)	2001	2000
Computed "expected" tax benefit	$ (7,970)	$ (3,634)
State and local income taxes, net of federal benefit	1	1
Credits	(939)	(263)
Other	2,747	(10)
Change in federal valuation allowance	6,161	3,906
	$ —	$ —

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below.

(IN THOUSANDS)	2001	2000
Deferred tax assets:		
Fixed assets	$ 217	$ 208
Net operating loss carryforwards	43,146	37,823
Credits	8,679	6,815
Stock options	2,524	2,524
Other	118	127
Total gross deferred tax assets	54,684	47,497
Less valuation allowance	(54,684)	(47,497)
Net deferred tax assets	$ —	$ —

The Company has no net, taxable temporary differences that would require recognition of deferred tax liabilities. Due to management's belief of the uncertainty of future realizability of deferred tax assets, the Company has recorded a valuation allowance against any net deferred tax assets for deductible temporary differences, tax operating loss carryforwards and tax credits. The Company increased its valuation allowance by approximately $7.2 million, $7.7 million and $6.0 million for the years ended December 31, 2001, 2000 and 1999, respectively, primarily as a result of the increase in tax operating loss carryforwards.

At December 31, 2001, the Company had available net operating loss carryforwards of approximately $122.0 million for federal income tax reporting purposes that begin to expire in 2002. The net operating loss carryforwards for state purposes, which expire five to ten years after generation, are approximately $67.0 million. The Company has unused research and development tax credits for federal income tax purposes of $5.8 million at December 31, 2001.

In accordance with Internal Revenue Code Section 382, the annual utilization of net operating loss carryforwards and credits existing prior to a change in control may be limited.

7. Commitments

A. Lease Commitments: The Company currently leases its principal facility under a noncancellable operating lease that expires in September 2006. The lease provides for escalating rent payments over the term of the lease. For financial reporting purposes, rent expense is recognized on a straight-line basis over the lease term. Accordingly, rent expense recognized in excess of cash rent paid is reflected as deferred rent. Total rent expense recognized under this lease for the years ended December 31, 2001, 2000 and 1999 was $1.3 million, $1.2 million and $1.0 million, respectively.

The annual future minimum commitments under the facility lease for years ending December 31 are as follows:

(In Thousands)	
2002	$ 1,299
2003	1,345
2004	1,392
2005	1,441
2006	1,142
Total minimum lease payments	$ 6,619

B. Letter of Credit: The Company has an unused standby letter of credit in the amount of $303,000 that expires on September 30, 2002, with provisions for annual renewal. This letter of credit, collateralized by a $303,000 time deposit, is pledged in lieu of a security deposit against the principal facility lease.

8. Collaborative Agreements

In July 2001, the Company entered into an agreement with Incyte Genomics, Inc. for a multi-year subscription to Incyte's LifeSeq® Gold database that is used in the Company's cancer research and development programs focused on serine proteases. The Company has non-exclusive rights to Incyte's full-length gene program in addition to sequence-verified cDNA clones, or copies of genes to facilitate the identification, validation and commercialization of new drug targets in the serine protease gene family. This agreement requires us to pay an annual access fee and, in the event that any products based on the information acquired from this database are developed and commercialized, we would also be required to pay milestones and royalties. Included in research and development expenses on the accompanying statements of operations in 2001 is $246,000 attributable to this agreement.

In May 2000, the Company and Schering-Plough amended the license and collaboration agreement originally entered into in June 1997 that covers the design and development of an oral inhibitor of a key protease associated with hepatitis C virus replication, resulting in the recognition of a $2.5 million license fee in 2000. The Company also recognized $263,000 of revenue from collaborative agreements attributable to this collaboration in 2000 and $1.6 million in 1999. Under the terms of the amended agreement, Schering-Plough has an exclusive worldwide license to selected patents and other intellectual property related to hepatitis C virus replication, and is responsible for the conduct of any further research and development, if any. We have no continuing involvement with respect to the research and development of inhibitors of the hepatitis C virus; however, we may receive royalty payments on product sales if products are successfully commercialized from this agreement.

In July 1999, the Company, Vascular Genomics Inc. ("VGI") and the stockholders of VGI entered into a Settlement Agreement and Mutual General Release ("Settlement Agreement") that terminated the Company's option to acquire all of the stock of VGI in exchange for the Company's common stock or, in certain circumstances, a combination of cash and common stock. The option agreement and a related research and development agreement were originally entered into in June 1997. Upon expiration or cancellation of the three-year option, VGI had the right to put 19.9% of its outstanding stock to the Company for $4.0 million in the Company's common stock. In addition, during the option period, the Company funded research and other related costs involved in further developing the technology. Pursuant to the Settlement Agreement, the Company agreed to pay VGI the sum of $1.2 million and to deliver to VGI's stockholders 250,000 shares of the Company's common stock. Also pursuant to the Settlement Agreement, VGI agreed to deliver to the Company shares of VGI stock equal to 6.5% of VGI's outstanding shares. The accompanying statements of operations include $400,000 of revenue from collaborative agreements in 1999 attributable to VGI. In addition, included in general and administrative expenses on the accompanying statements of operations in 1999 is the $1.2 million cash payment, as well as $703,000 for the fair value of the common stock issued.

In April 1997, the Company entered into an exclusive license and development agreement with Pfizer Inc. ("Pfizer") to collaborate on the development of UK-279,276, formerly rNIF, an anti-inflammatory agent with therapeutic potential for stroke and other indications. Pfizer received an exclusive, worldwide license to further develop, commercialize and market UK-279,276 as a therapeutic agent, and funded internal research and development over a two-year period that ended March 31, 1999. The accompanying statements of operations reflect revenue from collaborative agreements pursuant to this collaboration of $113,000 in 1999. Pfizer is responsible for funding all further development of UK-279,276, if any. The Company may also receive additional milestone payments as well as royalty payments on product sales if products are successfully commercialized from this agreement.

In December 1994, the Company entered into a strategic alliance agreement with Schering-Plough to collaborate on the discovery and commercialization of an oral anticoagulant for chronic thrombosis. Under the terms of the agreement, Schering-Plough funded the Company's research and development through December 31, 2000. The accompanying statements of operations reflect revenue from collaborative agreements pursuant to this collaboration of $3.0 million in 2000 and $4.0 million in 1999. Schering-Plough is now responsible for the conduct of any further research and development, if any. Schering-Plough received exclusive worldwide marketing rights for any resulting inhibitors of thrombosis, while the Company retained certain manufacturing rights. We have no continuing involvement with respect to the further research and development of oral anticoagulants; however, we may receive milestone payments as well as royalty payments on product sales if products are successfully commercialized from this agreement.

In conjunction with this agreement, Schering-Plough purchased 1,000,000 shares of Series A Convertible Preferred Stock of the Company in December 1994, which resulted in net proceeds of $4.9 million and 250,000 shares of Series B Convertible Preferred Stock in December 1996, which yielded net proceeds of $2.0 million. Both series of preferred stock converted to common stock in February 2000.

In November 1998, the Company entered into license agreements transferring manufacturing activities for recombinant tissue factor to two affiliates of Johnson & Johnson, superceding earlier agreements entered in June 1992. These agreements continue to provide for royalties to be paid to the Company based on unit sales of tissue factor. For the years ended December 31, 2001, 2000 and 1999, these royalties amounted to $117,000, $167,000 and $190,000, respectively.

9. Employee Benefits Plan

Effective January 1, 1988, the Board of Directors approved the Corvas International, Inc. 401(k) Compensation Deferral Savings Plan (the "401(k) Plan"), adopting provisions of the Internal Revenue Code Section 401(k). The 401(k) Plan was approved by the IRS in 1989, and was amended and restated in 1997. The 401(k) Plan is for the benefit of all qualifying employees, and permits employee voluntary contributions, qualified nonelective contributions and Company profit-sharing contributions. No employer contributions have been approved by the Board of Directors through December 31, 2001.

10. Related Party Transaction

The note receivable from related party consists of a loan, evidenced by an amended promissory note, originally granted to an executive officer of the Company in connection with the officer's relocation to San Diego. This amended note bears no interest and requires repayment on four quarterly dates, beginning in December 2001 and ending August 2002 when the loan will be repaid in full. The balance of the note receivable as of December 31, 2001 and 2000 was $250,000 and $278,000, respectively.

11. Research Grant

Pursuant to a Small Business Innovation Research (SBIR) grant from the National Institute for Allergy and Infectious Disease, research grant revenue of $195,000, $198,000 and $14,000 was recognized in 2001, 2000 and 1999, respectively. The related expenses, which equal research grant revenues, are recorded as research and development expenses in the accompanying statements of operations.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Corvas International, Inc.:

We have audited the accompanying balance sheets of Corvas International, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corvas International, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Diego, California
February 8, 2002

CORPORATE INFORMATION

Board of Directors

Susan B. Bayh, J.D.
Distinguished Visiting Professor
College of Business Administration
Butler University

M. Blake Ingle, Ph.D. (Chairman)
General Partner
Inglewood Ventures

J. Stuart Mackintosh
Managing Director
European Investors Incorporated

Burton E. Sobel, M.D.
Physician-in-Chief,
Fletcher Allen Health Care;
E.L. Amidon Professor and Chair,
Department of Medicine,
The University of Vermont College of Medicine

Michael Sorell, M.D.
Managing Partner
MS Capital, LLC

Nicole Vitullo
Managing Director
Domain Associates, L.L.C.

George P. Vlasuk, Ph.D.
Chief Scientific Officer,
Executive Vice President,
Research and Development
Corvas International, Inc.

Randall E. Woods
President, Chief Executive Officer
Corvas International, Inc.

Officers

Randall E. Woods
President, Chief Executive Officer

George P. Vlasuk, Ph.D.
Chief Scientific Officer,
Executive Vice President,
Research and Development

Stephen F. Keane
Vice President, Corporate Development

Carolyn M. Felzer, CPA
Vice President and Controller

Kevin S. Helmbacher, J.D.
General Counsel and Corporate Secretary

Scientific Advisory Board

Edward F. Plow, Ph.D.
Chairman,
Department of Molecular Cardiology;
Head of Research, J.J. Jacobs Center for Thrombosis and Vascular Biology,
The Cleveland Clinic Foundation

David B. Agus, M.D.
Research Director,
Cedars-Sinai Prostate Cancer Center;
Assistant Professor,
Department of Molecular Pharmacology,
University of California, Los Angeles

Peter Carmeliet, M.D., Ph.D.
Center for Molecular and Vascular Biology,
KU Leuven and Center for Transgene Technology and Gene Therapy,
Flemish Interuniversity Institute for Biotechnology

Robert Fletterick, Ph.D.
Departments of Biochemistry and Biophysics and Cellular and Molecular Pharmacology,
University of California, San Francisco

Howard R. Soule, Ph.D.
Executive Vice President,
Chief Science Officer
CaP CURE

Corporate Headquarters

Corvas International, Inc.
3030 Science Park Road
San Diego, California 92121-1102
Tel: (858) 455-9800
Fax: (858) 455-7895
Email: info@corvas.com
http://www.corvas.com

Annual Meeting

The annual meeting of stockholders will be held at 3:00 p.m. on Wednesday, May 29, 2002, at the Company's corporate headquarters.

Stockholder Inquiries

General information regarding the Company can be obtained by contacting Investor Relations at Corvas International, Inc. Inquiries relating to lost stock certificates should be directed to the Transfer Agent.

SEC Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by contacting Investor Relations at Corvas International, Inc.

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Auditors

KPMG LLP
San Diego, California

Corporate Legal Counsel

Cooley Godward LLP
San Diego, California

Stock Profile (as of March 15, 2002)

Stockholders of record: 577
Shares outstanding: 27,504,724
Exchange: The Nasdaq Stock Market
Symbol: CVAS
No dividends have been paid on the Company's stock since inception.

2002	High	Low
First Quarter	$ 7.35	$ 5.75
2001	**High**	**Low**
First Quarter	$ 15.00	$ 6.09
Second Quarter	14.55	7.63
Third Quarter	12.77	4.98
Fourth Quarter	7.46	5.00
2000	**High**	**Low**
First Quarter	$ 18.06	$ 4.00
Second Quarter	12.13	5.38
Third Quarter	23.38	9.75
Fourth Quarter	27.88	9.75
1999	**High**	**Low**
First Quarter	$ 3.28	$ 2.00
Second Quarter	3.19	1.88
Third Quarter	3.63	2.31
Fourth Quarter	5.00	2.00

DESIGNED AND PRODUCED BY GOSS KELLER MARTÍNEZ, INC., DEL MAR, CALIFORNIA.

CORVAS
INTERNATIONAL